INVEST IN **OXFORD HOUNDS**

We create men's luxury apparel and accessories while maximizing investor value

PITCH VIDEO | INVESTOR PANEL



oxfordhounds.com Scottsdale AZ

Ecommerce | Consumer Goods | Retail | B2C | Fashion

LEAD INVESTOR

Andrew S. Hirsch

I invested with Oxford Hounds as I feel this company is redefining how the male luxury customer shops for fashion apparel and accessories as they are an on line only company which means a far more efficient way to engage the customer and earn significant profits. Furthermore online will continue to dominate over the retail space and only continue to grow in the future. I highly recommend you research this company and it's founder and board.

Invested $50,000 this round

Highlights

1. 💰Already raised $422k+ on Wefunder
2. 👬70+ years of combined team experience in men's fashion
3. 🏦$60M in revenue expected by 5th year of operations & planned exit by year 5 (not guaranteed).
4. 🏛Our former NASDAQ listed company was the largest men's accessories company in the world for 115 years🌎
5. 🌎Global Luxury Fashion space expected to reach 1 Trillion dollars by 2025
6. 🎯Direct to consumer and global retail distribution affording significant revenue and profit margins
7. 100% 🇮🇹 Italian made products manufactured from only sustainable materials
8. 🐾Founders contribute 10% of personal income to rescuing homeless & sheltered dogs

Our Team



James Tulin Founder & CEO

Former SVP, Principal & Director of Swank Inc. 40+ years experience in the men's fashion industry.

We have identified a significant market niche that is presently unfilled by offering superior quality luxury products that men understand at an exceptional value. We believe luxury brands should not be outrageously priced offering lesser value at exorbitant prices.



Jim Tulin COO & President

20 years of management experience in corporate finance and operations with a deep knowledge base in social media marketing.



Anthony Lucia Director of Global Sales

25 years of C suite experience in the men's luxury space having served as former CEO/President of Hugo Boss/The Americas. Significant expertise in sales driven initiatives with a keen understanding of the retail and competitive landscape.



Joe Hipple Financial Advisor

CEO & Founder of FEA |Strategies Group. Financial strategist and expert in providing guidance to start-ups



Laura Mosca Director of Apparel Operations



25 years of design and operations experience in the luxury fashion apparel space. A senior operations expert with acute proficiency in textiles to drive improvements across people, processes and systems to illicit significant capital efficiencies.



Lindsey Koczenasz   Apparel and Accessories Design Consultant

20 years of experience in the fashion industry in design/development, tech design, production, retail planning, 3PL and importing logistics, and e-commerce development.



Sully Chaudhary   Digital Marketing Advisor

Digital marketing strategist for both startups and established firms and content creation expert with over 14 years of experience.



Paul Kellam   Advanced Technology Solutions Advisor

Expert in the application of advanced technology to serve business goals, with extensive experience in corporations, consulting and startups.



Allan Bashah   Technology Advisor

19 years of experience in IT infrastructure building for start-up companies.

We put our two passions to work!



- **Pictured Meryl Tulin, wife of our Founder, and Sidney; rescued in 2019**

Oxford Hounds is a company defined by its **love** for fashion inspired to create the exceptional that people all over the globe love and are proud to wear.

We are a men's luxury apparel and accessories brand, casual and polo shirts and belts, and small leather accessories, that create the **finest quality** products exclusively made in Italy at a fraction of what our competitors charge for far lesser quality.

We are focused on a **niche** that does not exist in the market; classically inspired products that combine a unique design and detail element, creating an incredible **value** proposition for the consumer.

Our other **passion** resides in our love for animals. The number of sheltered and homeless dogs and cats in the US alone is staggering. We understand that they rely on us to provide the love and care they need to live a long and happy life. Our company in part was developed to put our other passion to work and **give back** to our best friends*͙*

Our Founders are committed to **donating 10% of their personal income** to providing a better life for our very best friends through its charitable foundation Helping Hounds™.



Oxford Hounds is a culture steeped in the belief that great design is storytelling at its finest. It is a process of demonstrating how beautiful something can be in as simplistic a manner as possible, yet forever memorable. Our new collection of polos speaks to our innovative spirit unleashed.

A word from an Oxford Hounds Investor



Please meet Greg Gale. Greg is Vice President and Branch Manager of Nova Home Loans, Coach at Core Training and a licensee of Grant Cardone CEE. Greg has enjoyed a sparkling career based on his hard work and incredible relationships with people.

Here is what Greg has to say about investing in Oxford Hounds and in particular our Founder James Tulin.

"I would never invest in Oxford Hounds if I didn't believe in you, the mission, the brand and your ability to accomplish your goal. I'm with ya brotha 👊. You're building something special and I'm honored to be a part of it."

We've Got the Momentum On Our Side

Our **Social Media** presence & engagement has skyrocketed with an off-the-chart response from all over the world.

In the past year, our Instagram followers alone have **increased** by more than 270% with global consumers and retailers alike reaching out to Oxford Hounds to learn more about the brand and inquire about how to purchase.

Click on the below link to learn about our Digital Marketing strategy.



Oxford Hounds Digital Marketing Plan 2023.pdf

My Lifelong Dream: To build something truly exceptional that people love

I have spent **my entire life** dedicated to following my vision to create something that spoke to my love for fashion.

To pursue excellence at all costs. To apply years of experience and **build something people love.**

To be looked upon as the **platinum standard** in the industry amongst all others.

OUR GOAL IS SIMPLE.

- Design and create the absolute finest quality men's fashion apparel and accessories in the global market while offering an incredible value proposition to the consumer.

- Build a company that is looked upon for its integrity, social responsibility, and prodigious customer service.

- Provide our investors with a **significant** return on their investment. We believe in returning the favor to those that trusted and believed in us at the very beginning.

- Take our hard work and effort and reapply it towards helping homeless and rescue dogs.





Watch on YouTube

"We strive to create the **exceptional** as nothing else will suffice." **James Tulin - Founder & CEO Oxford Hounds**



The Problem

- Men become bored **after only 26 minutes** of shopping in stores
- **31% of online prices are lower than retail MSRP's** for the same item
- **63% of men** find lack of customer service a turnoff

The Solution: Handmade Italian Apparel & Accessories Delivered Direct to Doorstep at 50% Below Comparable Retail MSRPs

Watch a preview of the Oxford Hounds collection



Oxford Hounds Collection Look Book - Luxury Men's Appare...
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Oxford Hounds
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From Inspiration to Fabrication to Final Product

We don't just design products to sell. **We create with a purpose:** to offer superior quality craftsmanship at **authentic prices** for everyone to enjoy and love as much as we do!



From Inspiration
To Fabrication
To Final Product
An inspiring idea
Hand crafted by European artisans using only the finest sustainable materials
To the final product: exemplifying world-class quality and meticulous detail

Key Metrics

$45.41
CUSTOMER ACQUISITION COST

3.82:1
LTV:CAC RATIO

4.1X AVG.
PURCHASE FREQUENCY

$868 AVG. 5-YR.
CUSTOMER VALUE





$750B
GLOBAL LUXURY APPAREL MARKET
616.5K TOTAL 5-YR.
OF CUSTOMERS
*These are projected results based on detailed and vetted financials

These are projected results based on detailed and vetted financials

Projected 5-Year Sales, Gross Margin and Net Profit

$67,200,000
$50,400,000
$33,600,000
$16,800,000
$0
-$16,800,000
Year 1
Year 2
Year 3
Year 4
Year 5
Sales
Gross Margin
Net Profit
*These projections can not be guaranteed



What's on the Way & Where we are headed

Our sales plan is to reach **$5.2M** in revenue in the first year of operations and **$100M** in revenue by no later than year 6.

> *forward-looking projections cannot be guaranteed.*

🔴 **Our strategy is to build Oxford Hounds into a product diverse, dynamic revenue and profit generating company. We expect to exit in no more than 5 to 6 years to one of three already identified multi billion dollar companies with an appetite for acquisitions in our space.**

Our business model and volume producing classifications make us a **perfect fit** for those company's that still generate the bulk of their revenue from brick & mortar.

To accomplish this, we are focused on a **multi pronged sales and marketing approach** via social media and influencer marketing as well as the **distribution** of our products to the very finest global department and independent men's stores.

We expect to grow revenue **rapidly** with a keen eye on future expansion.

Here are some additional products we plan on adding to our collection:

- Hosiery
- Outerwear
- Pocket Squares
- Casual shoes
- Sunglasses
- Cologne
- Sweaters
- **Plus... Ladies' Accessories and Apparel**



$100M
By Year 6

INVEST

IN *Oxford Hounds*™

Invest in Oxford Hounds to support a fashion brand that represents sustainability, exceptional value and customer care as our top priorities.



Our Press Coverage

We have been featured in **Morningstar, MarketWatch, the IB Times, and Yahoo Finance** and a host of other publications.



A lifelong Dream come true.............

"I have dedicated my love for men's fashion and pursuit of excellence to create something that people are proud to wear"

My name is James Tulin and I am the Founder and CEO of Oxford Hounds.





I started Oxford Hounds from a vision I've had for decades. To create products that reflected my love for classic men's fashion while providing the absolute very best **superior quality products** that people would love and be proud to wear.

- Innovative and timeless designs that looks great, easy to wear and never goes out of style.
- Products that offer amazing value the consumer can easily recognize.
- Customer care and attention in the exact same manner as I would expect to receive.

After spending a lifetime in the men's fashion space I realized many fashion brands have sacrificed quality for profits. They rely on brand reputation as opposed to how they can provide the customer with a superior quality product without inflating prices

Oxford Hounds is a direct reflection of ME; my passion for men's fashion, relentless pursuit of excellence and a company built on the same moral values instilled in me since childhood.

Questions About Oxford Hounds? Schedule a 15-Minute Call With Me

A Cause Worth Fighting For

Aside from the love for our craft, we have another **passion** that we are compelled to pursue.

There are more than **48M** homeless dogs and cats in the US struggling to survive.

Below are four of the more fortunate ones; our **superstars**. They are the lucky ones as we **rescued** all four. 😊🐾



Most are not as fortunate as Daisy, Winston, Sidney and Chili as they rely on us as caring human beings to help them live a better life.

At Oxford Hounds, we are **driven** to help those in need by contributing 10% of our **personal** income to organizations that support homeless and sheltered animals. We have further plans to build support service facilities to fulfill our dream that one day all animals live happy and fruitful lives.

We Are Only As Good As The People By Our Side

Any successful organization relies on the **strength and character** of its people.

It takes **talent, dedication, loyalty and** teamwork to make any endeavor successful.

Our cast of talent is world class with **exceptional skills** and **relentless dedication.**





The average tenure at our former company, Swank Inc, was **32.5 years! That was not accidental.**

We built Oxford Hounds from the same blueprint that provided immeasurable success for our former company for **115 years.**

Current Investors

It's always about the team of those that **believe in you.**

Our current investors all have one thing in common, they can spot a winner a mile away.

Great investment partners all possess the same traits: **goal oriented, patient, focused, stay the course, do their homework.**

Here are few of our faithful...........



Andrew Hirsch
Professor Emeritus, Purdue University
Sully Chaudhary
Founder Writer Army
Caitlyn Mendogni
Video Editor
Paul Kellam
Advanced Technology Solutions Expert
Greg Gale
VP Nova Home Loans

Invest in a Different Kind of Company

You have an opportunity that **most are never afforded.**

We think it's important to make opportunities available to everyone not just a select few.

We pledge to put our **heart, soul and 70+ years** of dedicated experience to hard work for you. That's our promise!

Your investment and trust in us will pave the way and **create a future for your family** and provide a **better way of life for the millions of homeless and sheltered dogs and cats to enjoy a lifetime of happiness**🐾

A word from our President and Chief Operating Officer



Helping Hounds - Oxford Hounds Charitable Foundation hel...
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HELPING HOUNDS
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Invest in Oxford Hounds - The 70% Margin Luxury Apparel a...
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INVEST

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Downloads

Oxford Hounds Deck.pdf